Exhibit (d)(16)

ARMSTRONG FLOORING, INC.

2016 LONG-TERM INCENTIVE PLAN

TIME-BASED RESTRICTED STOCK UNIT GRANT AGREEMENT

Armstrong Flooring, Inc. (the “Company”) and Larry S. McWilliams (the “Grantee”) for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and intending to be legally bound hereby, agree as follows:

1.    Grant. Subject to the terms set forth below, the Company has granted to the Grantee an award of                  time-based restricted stock units (the “Units”) subject to the terms and conditions of the 2016 Long-Term Incentive Plan (the “Plan”) and this Grant Agreement (the “Agreement”). The “Date of Grant” is May 13, 2019. Each Unit represents the Grantee’s right to receive one share of common stock of the Company (“Company Stock”) as of a specified date. Any terms not defined herein shall have the meanings set forth in the Plan.

2.    Vesting. Except as provided in Section 3 below or as otherwise provided in the Plan, the Units shall vest on the first to occur of the following dates, subject to the Grantee’s continued service as either an employee of the Company or a member of the Board of Directors of the Company (the “Board”) through the applicable date (the “Vesting Date”):

(i)    The date of the 2020 annual stockholders meeting of the Company;

(ii)    June 4, 2020;

(iii)    The date on which the Grantee provides services neither as an employee of the Company nor as a member of the Board on account of the death or total and permanent disability of the Grantee (as determined by the Committee (as defined below)); or

(iv)    The date of a Change in Control of the Company.

3.    Forfeiture. Except as described above, if, for any reason prior to the Vesting Date, the Grantee provides services neither as an employee of the Company nor as a member of the Board, the unvested Units shall be forfeited and shall cease to be outstanding. If such separation is on account of cause (as determined by the Committee), any unpaid Units (vested or unvested) shall be forfeited as of the date the Grantee no longer provides services and shall cease to be outstanding.

4.    Payment. Shares of Company Stock equal to the number of vested Units shall be issued to the Grantee within 60 days following the first to occur of (i) his separation from service as a member of the Board within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) for any reason other than cause (as determined by the Committee) or (ii) a Change in Control of the Company that meets the requirements of “a change in the ownership or effective control, or a change in the ownership of a substantial portion of the assets,” under Section 409A of the Code, subject to the terms of the Plan.

5.    Dividend Equivalents. If this award of Units is outstanding as of the record date for determining the stockholders of the Company entitled to receive a cash dividend on its outstanding shares of Common Stock, the Grantee shall be entitled to be credited with an amount equal to such cash dividend (a “Dividend Equivalent”) with respect to the Grantee’s outstanding Units. Dividend Equivalents will accrue as of the date of the dividend payment and, if applicable, will be credited to a bookkeeping account established by the Company for the Grantee. Dividend Equivalents will be paid in cash on the Deferred Payment Date. If and to the extent that the underlying Units are forfeited, all related accrued Dividend Equivalents shall also be forfeited. No interest shall accrue on Dividend Equivalents.

6.    Delivery of Shares. The Company’s obligation to deliver shares on the Deferred Payment Date shall be subject to applicable laws, rules and regulations and also to such approvals by governmental agencies as may be deemed appropriate to comply with relevant securities laws and regulations.

7.    No Stockholder Rights. No shares of Company Stock shall be issued to the Grantee on the Date of Grant, and the Grantee shall not be, nor have any of the rights or privileges of, a stockholder of the Company with respect to any Units.

8.    No Right to Continued Service. The grant of Units under this Agreement shall not confer upon the Grantee any right to continued service with the Company.

9.    Incorporation of Plan by Reference. The grant of Units under this Agreement is made pursuant to the terms of the Plan, the terms of which are incorporated herein by reference, and shall in all respects be interpreted in accordance therewith. The decisions of the Management Development and Compensation Committee (the “Committee”) shall be conclusive upon any question arising hereunder. The Grantee’s receipt of the Units constitutes the Grantee’s acknowledgment that all decisions and determinations of the Committee with respect to the Plan and the Units shall be final and binding on the Grantee and any other person claiming an interest in the Units. The Grantee acknowledges that he has received a copy of and is familiar with the terms of the Plan.

10.    Company Policies. All amounts payable under this Agreement shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time. Unless the Committee determines otherwise, the Grantee must hold a portion of the net after-tax shares received upon payment of the Units until the applicable stock ownership guidelines are met, in accordance with the Company’s stock ownership policy.

11.    Assignment. This Agreement shall bind and inure to the benefit of the successors and assignees of the Company. The Grantee may not sell, assign, transfer, pledge or otherwise dispose of the Units, except to a successor grantee in the event of the Grantee’s death.

12.    Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code to the extent subject thereto or an exemption therefrom, and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and be administered to be in compliance therewith. Notwithstanding anything to the contrary in this Agreement, no payment or distribution under this Agreement that constitutes an item of deferred compensation under Section 409A of the Code and becomes payable by reason of the Grantee’s termination of employment or service with the Company will be made to the Grantee until the Grantee’s termination of employment or service constitutes a separation from service within the meaning of Section 409A of the Code. Notwithstanding anything to the contrary in this Agreement, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided during the six (6) month period immediately following the Grantee’s separation from service shall instead be paid on the first business day after the date that is six (6) months following the Grantee’s separation from service (or upon the Grantee’s death, if earlier). In addition, for purposes of this Agreement, each amount to be paid or benefit to be provided to the Grantee pursuant to this Agreement, which constitute deferred compensation subject to Section 409A of the Code, shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Agreement will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

13.    Successors. The provisions of this Agreement shall extend to any business that becomes a successor to the Company on account of a merger, consolidation, sale of assets, spinoff or similar transaction with respect to the Company, and if this grant continues in effect after such corporate event, references to the “Company or its subsidiaries or affiliates” in this Agreement shall include the successor business and its affiliates, as appropriate. In that event, the Company may make such modifications to the Agreement as it deems appropriate to reflect the corporate event.

14.    Governing Law. The validity, construction, interpretation and effect of the Agreement shall be governed by, and determined in accordance with, the applicable laws of the Commonwealth of Pennsylvania, excluding any conflicts or choice of law rule or principle.

15.    Unfunded Plan. The Company’s obligations under the Plan and this Agreement are unfunded and unsecured promises to pay. The Company is not obligated under any circumstance to fund its financial obligations under the Plan. To the extent that the Grantee acquires a right to receive payment under this Agreement, such right shall be no greater than the right, and the Grantee shall at all times have the status, of a general unsecured creditor of the Company.

IN WITNESS WHEREOF, the Company and the Grantee have executed this Agreement as of the Date of Grant.

ARMSTRONG FLOORING, INC.

By:
John C. Bassett
Senior Vice President, Human Resources

Grantee: Larry S. McWilliams